November 22, 2016 VIA EDGAR U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Attn:                   Jacqueline Kaufman

Re:                             Dynegy Inc.
Application for Qualification of Indenture on Form T-3
Filed November 7, 2016
File No. 022-29032

Dear Ms. Kaufman:

On behalf of our client, Dynegy Inc. (the “Company”), we are submitting this letter in response to our November 15, 2016 phone conversation with the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission relating to the Form T-3 filed by the Company and the other applicants named therein on November 7, 2016 (the “Form T-3”). During such conversation, the Staff provided an oral comment to the Form T-3, requesting that the Form T-3 be filed with respect to the eight entities listed below. On November 22, 2016, each of the eight entities listed below filed the Form T-3.

1.              Coffeen and Western Railroad Company

2.              Illinois Power Fuels and Services Company

3.              Illinois Power Marketing Company

4.              Illinois Power Resources Generating, LLC

5.              Illinois Power Resources, LLC

6.              IPH II, LLC

7.              IPH, LLC

8.              Lake Road Generating Company, LLC

Please do not hesitate to contact Gary Kashar at (212) 819-8223 or Andrew Weisberg at (212) 819-8980 with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc:                           Catherine C. James, Executive Vice President, General Counsel and Chief Compliance Officer of Dynegy Inc.